PROSPECTUS SUPPLEMENT NO. 3	FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED MAY 28, 2021)	FILE NUMBER 333-256299

651,902,688 COMMON SHARES

5,000,000 WARRANTS

This prospectus supplement supplements the prospectus dated May 28, 2021 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-256299). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), of up to an aggregate of 48,901,025 common shares, par value $0.001 per share, of the Company (the “Company Common Shares”) that may be issued upon the exercise of 48,901,025 warrants (the “Public Warrants”) originally issued in connection with the initial public offering of FTAC (as defined in the Prospectus). The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, including their donees, pledgees, transferees or their successors, of up to: (i) 603,001,663 Company Common Shares (which includes up to 5,000,000 Company Common Shares issuable upon the exercise of the warrants originally issued in a private placement in connection with the Business Combination (as defined in the Prospectus) and up to 20,893,780 Company Common Shares that may be issued upon exercise of the exchange privilege attached to certain limited liability company units of Paysafe Bermuda Holdings LLC originally issued in a private placement in connection with the Business Combination) and (ii) 5,000,000 Company Warrants.

Our Company Common Shares and Company Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “PSFE” and “PSFE.WS,” respectively. The last reported sale price of our Company Common Shares and Company Warrants on November 12, 2021 was $4.50 per share and $1.03 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Investing in our Company Common Shares involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body including (without limitation) the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No.  001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Interim Financial Statements- as of September 30, 2021, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Departure of a Director

This report contains information on the departure of a Paysafe Limited director.  On October 31, 2021, Walt Macnee resigned as a director of Paysafe Limited.  The resignation was not as a result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies or practices of the Company .  Effective upon Mr. Macnee’s resignation, the board size was reduced to 11 directors.  The class designation is set forth below.

oPhilip McHugh, James Murren and Jonathan Murphy, are classified as Class I directors and elected to serve as Class I directors until the Class I term expires at the first annual meeting following the Transaction.

oMatthew Bryant, Dagmar Kollmann, Hilary Stewart-Jones and Mark Brooker, are classified as Class II directors and elected to serve as Class II directors until the Class II term expires at the second annual meeting following the Transaction.

oWilliam P. Foley, II, Anthony Jabbour, Eli Nagler and Peter Rutland, are classified as Class IIII directors and elected to serve as Class III directors until the Class III term expires at the third annual meeting following the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ Ismail Dawood
Name:	Ismail Dawood
Title:	Chief Financial Officer

Date: November 15, 2021

TABLE OF CONTENTS

1.	Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2021	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Revenue	$353,585	$355,505	$1,115,352	$1,056,204
Cost of services (excluding depreciation and amortization)	144,852	135,352	451,667	390,985
Selling, general and administrative	111,041	112,873	418,076	334,794
Depreciation and amortization	61,832	66,141	197,408	203,132
Impairment expense on intangible assets	322,210	44,401	324,145	123,804
Restructuring and other costs	14,833	505	22,321	10,511
Loss / (gain) on disposal of subsidiary and other assets, net	—	98	(28)	359
Operating loss	(301,183)	(3,865)	(298,237)	(7,381)
Other income / (expense), net	96,490	(6,484)	175,573	(31,062)
Interest expense, net	(19,272)	(42,578)	(144,291)	(123,332)
Loss before taxes	(223,965)	(52,927)	(266,955)	(161,775)
Income tax benefit	(76,859)	(14,305)	(66,105)	(38,073)
Net loss	$(147,106)	$(38,622)	$(200,850)	$(123,702)
Less: net income / (loss) attributable to non-controlling interest	94	(495)	400	(382)
Net loss attributable to the Company	$(147,200)	$(38,127)	$(201,250)	$(123,320)

Net loss per share attributable to the Company – basic	$(0.20)	$(0.30)	$(0.28)	$(0.99)
Net loss per share attributable to the Company – diluted	$(0.20)	$(0.30)	$(0.28)	$(0.99)

Net loss	$(147,106)	$(38,622)	$(200,850)	$(123,702)
Other comprehensive income / (loss), net of tax of $0:
Loss / (gain) on foreign currency translation	6,602	(6,568)	2,144	9,074
Total comprehensive loss	$(153,708)	$(32,054)	$(202,994)	$(132,776)
Less: comprehensive income / (loss) attributable to non-controlling interest	94	(495)	400	(382)
Total comprehensive loss attributable to the Company	$(153,802)	$(31,559)	$(203,394)	$(132,394)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$262,267	$387,616
Customer accounts and other restricted cash, net of allowance for credit losses of $4,350 and $4,096, respectively	1,201,801	1,376,236
Accounts receivable, net of allowance for credit losses of $10,317 and $25,035, respectively	131,220	117,410
Settlement receivables, net of allowance credit losses of $4,057 and $5,859, respectively	152,364	223,083
Prepaid expenses and other current assets	68,872	63,252
Related party receivables – current	6,459	6,271
Contingent consideration receivable – current	2,896	26,668
Total current assets	1,825,879	2,200,536
Deferred tax assets	17,236	17,669
Property, plant and equipment, net	15,539	18,691
Operating lease right-of-use assets	33,035	40,187
Intangible assets, net	1,163,072	1,524,817
Goodwill	3,536,623	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – non-current	1,670	508
Total non-current assets	4,767,175	5,208,795
Total assets	$6,593,054	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$236,974	$231,724
Short-term debt	6,280	15,400
Funds payable and amounts due to customers	1,335,568	1,552,187
Operating lease liabilities – current	8,470	8,969
Income taxes payable	19,873	8,161
Contingent and deferred consideration payable – current	10,647	5,820
Liability for share-based compensation – current	5,835	-
Derivative financial liabilities – current	—	2,651
Total current liabilities	1,623,647	1,824,912
Non-current debt	2,190,938	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	28,220	34,540
Deferred tax liabilities	34,603	122,519
Warrant liabilities	99,717	—
Derivative financial liabilities – non-current	—	47,547
Liability for share-based compensation – non-current	5,882	—
Contingent and deferred consideration payable – non-current	3,112	3,742
Other liabilities – non-current	969	969
Total non-current liabilities	2,363,441	3,651,416
Total liabilities	3,987,088	5,476,328
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.001 par value; 20,000,000,000 shares authorized and 723,712,382 shares issued and outstanding as of September 30, 2021 Share capital - $0.01 par value; 125,157,540 shares authorized, issued and outstanding as of December 31, 2020	723	1,252
Additional paid in capital / Share premium	2,939,111	2,188,706
Accumulated deficit	(467,084)	(265,834)
Accumulated other comprehensive loss	(4,563)	(2,419)
Shareholders' equity in the Company	2,468,187	1,921,705
Non-controlling interest	137,779	11,298
Total shareholders' equity	2,605,966	1,933,003
Total liabilities and shareholders' equity	$6,593,054	$7,409,331

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2021	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	-	-	(60,647)	-	(60,647)	118	(60,529)
Loss on foreign currency translation, net of tax of $0	-	-	-	(8,498)	(8,498)	-	(8,498)
Contributions from non-controlling interest holders (see Note 17)	-	-	-	-	-	26,000	26,000
Capital injection in Legacy Paysafe (See Note 17)	2	10,692	-	-	10,694	-	10,694
Shared based compensation, net of tax of $0	-	67,718	-	-	67,718	-	67,718
Share issuance, net of transaction expenses (See Note 2)	200	1,848,078	-	-	1,848,278	-	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	-	-	(2,448,800)	-	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	-	-	1,258,591	100,081	1,358,672
March 31, 2021	$723	$2,925,716	$(326,481)	$(10,917)	$2,589,041	$137,497	$2,726,538
Net income	-	-	6,597	-	6,597	188	6,785
Gain on foreign currency translation, net of tax of $0	-	-	-	12,956	12,956	-	12,956
Shared based compensation, net of tax of $0	-	4,246	-	-	4,246	-	4,246
June 30, 2021	$723	$2,929,962	$(319,884)	$2,039	$2,612,840	$137,685	$2,750,525
Net loss / (income)	-	-	(147,200)	-	(147,200)	94	(147,106)
Loss on foreign currency translation, net of tax of $0	-	-	-	(6,602)	(6,602)	-	(6,602)
Shared based compensation, net of tax of $0	-	9,149	-	-	9,149	-	9,149
September 30, 2021	$723	$2,939,111	$(467,084)	$(4,563)	$2,468,187	$137,779	$2,605,966

	Share capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2020	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707
Net (loss) / income	-	-	(69,292)	-	(69,292)	41	(69,251)
Cumulative adjustment for adoption of credit loss accounting standard, net of tax	-	-	(7,509)	-	(7,509)	-	(7,509)
Loss on foreign currency translation, net of tax of $0	-	-	-	(11,041)	(11,041)	-	(11,041)
March 31, 2020	$1,252	$2,188,706	$(208,411)	$(11,643)	$1,969,904	$6,002	$1,975,906
Net (loss) / income	-	-	(15,901)	-	(15,901)	72	(15,829)
Loss on foreign currency translation, net of tax of $0	-	-	-	(4,601)	(4,601)	-	(4,601)
Contributions from noncontrolling interest	-	-	-	-	-	5,336	5,336
June 30, 2020	$1,252	$2,188,706	$(224,312)	$(16,244)	$1,949,402	$11,410	$1,960,812
Net loss	-	-	(38,127)	-	(38,127)	(495)	(38,622)
Gain on foreign currency translation, net of tax of $0	-	-	-	6,568	6,568	-	6,568
September 30, 2020	$1,252	$2,188,706	$(262,439)	$(9,676)	$1,917,843	$10,915	$1,928,758

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Paysafe Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(200,850)	$(123,702)
Adjustments for non-cash items:
Depreciation and amortization	197,408	203,132
Unrealized foreign exchange gain	(3,167)	(8,843)
Deferred tax benefit	(94,255)	(39,324)
Interest expense, net	81,494	5,552
Share based compensation	92,830	—
Other (income) / expense, net	(166,818)	14,613
Impairment expense on intangible assets	324,145	123,804
Allowance for credit losses and other	13,611	42,518
(Gain) / loss on disposal of subsidiary and other assets, net	(28)	359
Non-cash lease expense	7,192	7,847
Movements in working capital:
Accounts receivable, net	(26,862)	(47,165)
Prepaid expenses, other current assets, and related party receivables	(8,969)	7,522
Settlement receivables, net	60,542	10,636
Accounts payable, other liabilities, and related party payables	(6,850)	(18,866)
Funds payable and amounts due to customers	(176,091)	3,322
Income tax payable	(732)	(8,599)
Net cash flows from operating activities	92,600	172,806
Cash flows in investing activities
Purchase of property, plant & equipment	(4,452)	(2,303)
Purchase of merchant portfolios	(48,533)	(3,241)
Cash outflows related to capital development and other intangibles	(57,083)	(43,356)
Acquisition of businesses, net of cash acquired	(119,177)	(9,137)
Net cash flows used in investing activities	(229,245)	(58,037)
Cash flows from financing activities
Net cash inflow from reorganization and recapitalization	1,167,874	—
Payment of equity issuance costs	(151,455)	—
Proceeds from loans and borrowings	2,241,081	270,050
Repayments of loans and borrowings	(3,295,658)	(323,264)
Payment of debt issuance costs	(5,930)	—
Payments under derivative financial instruments, net	(48,457)	(3,259)
Cash outflow on foreign exchange forward contract	(6,504)	—
Proceeds under line of credit	450,000	346,867
Repayments under line of credit	(450,000)	(328,230)
Contingent consideration received	7,942	—
Contingent consideration paid	(4,497)	(4,359)
Net cash flows used in financing activities	(95,604)	(42,195)
Effect of foreign exchange rate changes	(67,535)	45,485
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(299,784)	$118,059
Less: Net decrease in cash and cash equivalents classified within current assets held for sale	$—	$(2,250)
Net (decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	$(299,784)	$115,809
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period (1)	1,763,852	1,382,361
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,464,068	$1,498,170

(1)

Cash and cash equivalents, including customer accounts and other restricted cash, as of January 1, 2020 decreased by $2,788 as a result of the cumulative-effect adjustment to Customer accounts and other restricted cash for the adoption of the ASC 326 Financial Instruments - Credit Losses (See Note 8).

	Nine months ended September 30,
	2021	2020
Supplemental cash flow disclosures:
Cash paid for interest	$62,797	$117,780
Cash paid for Income taxes, net	$28,882	$9,850

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine months ended September 30,
	2021	2020
Cash and cash equivalents	$262,267	$298,800
Customer accounts and other restricted cash, net	1,201,801	1,199,370
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,464,068	$1,498,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

1.	Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise.  Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

The Company provides payment solutions through three primary lines of business that represent our reporting segments: Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing business is focused on card not present and card present solutions for small to medium size business merchants. The Digital Wallet business provides wallet based online payment solutions through our Skrill and NETELLER brands; and our eCash Solutions business enables consumers to use cash to facilitate online purchases through our paysafecard prepaid vouchers. With over 20 years of online payment experience, the Company connects businesses and consumers across 70 payment types in over 40 currencies around the world. The Company provides these payment solutions in the following principal verticals; e-commerce, on-line gambling, and on-line gaming; the principal markets being in North America and Europe.

Paysafe Limited was originally incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of acquiring Foley Trasimene Acquisition Corp. II (“FTAC”).  FTAC was originally incorporated in the State of Delaware on July 15, 2020 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar transaction with one or more businesses. FTAC completed its Initial Public Offering (“IPO”) in August 2020.

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021. This is further discussed in Note 2 under Reorganization and Recapitalization (the “Transaction”).  In connection with the Transaction, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively.

Prior to the Transaction, Legacy Paysafe was a direct, wholly owned subsidiary of Paysafe Group Holdings Limited and was primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership was through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL.  As a result of the Transaction, Legacy Paysafe is a wholly owned subsidiary of the Company.  Subsequent to the Transaction, Topco, CVC and Blackstone retain ownership in the Company but do not have a controlling interest.

As of September 30, 2020, the assets and liabilities of Payolution GmbH (“Paylater”), a wholly owned subsidiary within the Integrated Processing Solutions segment, were classified as held for sale. As of September 30, 2020, the assets and liabilities held for sale were being marketed for sale and it was the Company’s intention to complete the sales of these assets within twelve months. The disposition of this subsidiary occurred in October 2020 and did not qualify for discontinued operations as it did not represent a major line of business within the Company.

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited after giving effect to the transaction with FTAC completed on March 30, 2021.  The comparative financial information for the three and nine months ended September 30, 2020 and for the year ended December 31, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited, prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any other interim period.

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 on Form 20-F filed on April 1, 2021.

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic. As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year.  The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances it is aware of, particularly, the expected impact of COVID-19. While the COVID-19 pandemic continues to have ongoing global effects, for the three and nine months ended September 30, 2021, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Disaggregation of Revenue

The Company provides payment solutions through three primary lines of business: Integrated Processing, Digital Wallet and eCash Solutions. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. As a result of the concentration of revenue streams within each of the primary lines of business, the Company does not disaggregate revenue below this level. These revenue streams align with our segments and the resulting segment disclosures (See Note 16).

We do not have any contract balances associated with our contracts with customers as of September 30, 2021 and December 31, 2020.  The Company has applied the practical expedient to exclude disclosure of remaining performance obligations as the Company's contracts typically have a term of one year or less.

Significant accounting policies

There have been no material changes in our significant accounting policies during the nine months ended September 30, 2021, except as described in Note 2 as it relates to the accounting for the Warrants. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2020 on Form 20-F filed on April 1, 2021.

Recent Accounting Pronouncements

Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this new guidance on January 1, 2021 which did not have a material effect on our condensed consolidated financial statements.

Accounting Standards Issued but not yet Adopted

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. We have not yet adopted this new guidance and are currently evaluating the effect on our consolidated financial statements.

Convertible Debt Instruments

In August 2020, the FASB issued ASU No. 2020-06 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company's fiscal year. The Company will adopt this new guidance effective January 1, 2022. This new guidance is not expected to have an effect on our consolidated financial statements.

2. Transactions

Acquisitions

In March 2021, the Company completed the acquisition of International Card Services (“ICS”) with the goal of furthering the expansion of Integrated Processing in the United States as well as obtaining new merchants. Our estimate of the total purchase price, including earnouts, is $28,596, comprised of base consideration of $23,505 paid in cash and an additional contingent earnout to be paid in future periods based on the achievement of earnings targets. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was not considered a material business combination.

In August 2021, the Company completed the acquisition of Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating additional revenue opportunities for the eCash Solutions segment. Our estimate of the total purchase price, including deferred consideration and other working capital adjustments, is $114,341, with a base consideration of $108,500 paid in cash. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition.  As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition. The current estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, and intangibles) and the valuation of the related tax assets and liabilities are completed.  This acquisition was not considered a material business combination.

In August 2021, the Company entered into a definitive agreement to acquire SaftPay Inc. (“Safety Pay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for all three of our segments. The base consideration is $441,000 to be paid in cash.  This acquisition is expected to be accounted for as a business combination and is expected to close before or during the first quarter of 2022.

In August 2021, the Company also entered into a definitive agreement to acquire ViaFintech with the goal of furthering the expansion of alternative payment methods in the German market, as well as creating additional revenue opportunities for the eCash Solutions segment. The base consideration is $139,895 paid in cash.  This acquisition was completed in November 2021 and will be accounted for as a business combination.  As of the date of the issuance of these financials, the determination of the purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition.

Reorganization and Recapitalization (the “Transaction”)

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Legacy Paysafe and PGHL entered into a definitive agreement and plan of merger to effectuate the Transaction which was completed on March 30, 2021.   In order to effectuate the Transaction, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on March 30, 2021. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited merged with FTAC, which was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned subsidiary of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with FTAC. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor was determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) the Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited; (ii) the Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents; (iii) the senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Transaction; and (iv) the purpose and intent of the Transaction was to create an operating public company, with management continuing to use the Paysafe platform to grow the business.

In connection with the Transaction, Paysafe Limited, PGHL and FTAC entered into subscription agreements with certain investors (the “PIPE Investors”). Simultaneously with the consummation of the Transaction, Paysafe Limited issued to the PIPE Investors 200,000,000 shares of common stock at a price of $10.00 per share for aggregate gross proceeds of $2,000,000.  The Company incurred direct and incremental costs of approximately $151,722 related to the Transaction, consisting primarily of advisory, banking, printing, legal, and accounting fees, which were recorded to “Additional paid-in capital” as a reduction of these share issuance proceeds (collectively “Share issuances, net of proceeds”).

Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).

The FTAC merger was completed by: (i) Paysafe Bermuda Holdings LLC issuing 20,893,780 LLC membership equity interests (“LLC Units”) in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction; (ii) Paysafe Limited issuing 190,292,458 common shares in exchange for the FTAC’s shareholders shares outstanding immediately prior to the Transaction; and (iii) Paysafe Limited assuming the FTAC’s warrants outstanding immediately prior to the Transaction, consisting of 48,901,025 public warrants (the “Public Warrants”) and 5,000,000 private warrants (the “Private Warrants”), which were modified to entitle the holder to acquire, on the same terms, Company common shares instead of FTAC common stock (the “Warrants”) (collectively, “Merger recapitalization”).

The cash flows related to these activities have been classified as “Net cash inflow from recapitalization and reorganization” within the consolidated statement of cash flows, consisting of cash outflows related to the cash consideration for the Pi Jersey acquisition of $2,448,799, offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from the share issuance.

Non-controlling interest

The LLC units contain an exchange right which entitles the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”).   The Exchange Right cannot be exercised until 12 months after the Transaction. Thereafter, it can be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately.   The LLC Units are accounted for as permanent equity and presented as non-controlling interest, as they are held by the FTAC Founder and entitle it to participate in tax distributions.

On initial recognition, the non-controlling interest was recorded at the value of the FTAC Class C shares that the LLC received in exchange for the LLC Units it issued to the FTAC Founder. Immediately prior to the Transaction, the FTAC Founder held FTAC warrants that were exchanged for the FTAC Class C shares. As such, the value of the FTAC Class C shares was based on the value of such warrants, which was calculated based on the publicly listed trading price of the Warrants (NYSE: PSFE.WS) at the Transaction date.  Subsequently, the non-controlling interest amount varies based on the LLC’s tax distributions attributable to the FTAC Founder.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share.  The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption.   The Warrants are accounted for as derivative liabilities under ASC 815-40 as they are freestanding instruments with provisions that preclude them from being indexed to the Company’s stock.

The Warrants were initially recorded at fair value on the closing date of the Transaction (March 30, 2021) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / expense, net” within the consolidated statement of comprehensive loss (See Note 15).  The publicly quoted price of the Public Warrants is used for valuing the Private Warrants on the basis that they cannot be transferred without losing their private warrant features, the only exit market in which they would be sold would be the public market and it is not likely that a market participant would pay a price different to that observed for the Public Warrants.

As of September 30, 2021 the Private Warrants, valued at $9,250, were held by a related party.

Share based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the nine months ended September 30, 2021, which is included in “Selling, general and administrative” on the consolidated statements of comprehensive loss.

In addition, these awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco’s A ordinary shares and B ordinary shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense.  The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

For the nine months ended September 30, 2021, the Company recognized $92,830 of share-based compensation, of which $71,630 related to these awards that vested upon completion of the Transaction and $6,594 related to their modification and remeasurement. The majority of the remaining share-based compensation relates to restricted stock units granted on June 1, 2021 (see Note 12).

At September 30, 2021, a liability for share-based compensation of $11,717 was recognized, with $5,123 reclassified from “Additional paid in capital” and the remainder expensed in the current period. This liability is classified as a current or non-current liability within the consolidated statement of financial position based on the expected timing of the redemption of shares.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash in the first quarter.  The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the consolidated statements of comprehensive loss.  Refer to Note 7 for further information on all debt transactions.

Preference Shares

We have authorized 2,000,000,000 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

3.	Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company. The weighted average shares calculation for three and nine months ended September 30, 2021, reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction. For the three and nine months ended September 30, 2020, the historical outstanding shares of the Accounting Predecessor have not been retroactively adjusted given the Transaction has been accounted for as a reorganization and recapitalization (See Note 2).

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the three and nine months ended September 30, 2021 and September 30, 2020, we excluded all potentially dilutive restricted stock units and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Numerator
Net loss attributable to the Company - basic	$(147,200)	$(38,127)	$(201,250)	$(123,320)
Net loss attributable to the Company - diluted	$(147,200)	$(38,127)	$(201,250)	$(123,320)
Denominator
Weighted average shares – basic	723,712,382	125,157,540	723,712,382	125,157,540
Weighted average shares – diluted	723,712,382	125,157,540	723,712,382	125,157,540
Net loss per share attributable to the Company
Basic	$(0.20)	$(0.30)	$(0.28)	$(0.99)
Diluted	$(0.20)	$(0.30)	$(0.28)	$(0.99)

4.	Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740 Income Taxes. Under this method, our provision for or benefit from income taxes is computed at an estimated annual effective tax rate and the effects of any discrete income tax items are recognized in the periods in which they occur.

Our effective tax rate, representing an income tax benefit for the three months ended September 30, 2021 and 2020 was 34.3% and 27.0%, respectively. Our effective tax rate with income tax benefit for the nine months ended September 30, 2021 and 2020 was 24.8% and 23.5%, respectively.  Effective April 1, 2023, the U.K. statutory tax rate will increase from 19% to 25%.

The difference between our effective tax rate and the U.K. statutory rate of 19% for the three and nine months ended September 30, 2021 was primarily the result of the discrete impact on deferred taxes as a result of the future increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period. The difference between our effective rate and the U.K. statutory rate of 19% for the three and nine months ended September 30, 2020 was primarily the result of foreign income taxed at varying rates.

5.	Goodwill

The majority of goodwill relates to the acquisitions of Paysafe Group Limited and of iPayment Holdings Inc. in prior periods. Changes in the carrying amount of goodwill are as follows:

	Integrated Processing	Digital Wallets	eCash Solutions	Total
Balance as of December 31, 2020	$1,774,763	$1,005,699	$701,354	$3,481,816
Additions during the period (1)	21,828	—	70,507	92,335
Foreign exchange	—	—	(37,528)	(37,528)
Balance as of September 30, 2021	$1,796,591	$1,005,699	$734,333	$3,536,623

	Integrated Processing	Digital Wallets	eCash Solutions	Total
Balance as of December 31, 2019	$1,798,923	$1,005,699	$632,732	$3,437,354
Additions during the period (2)		—	12,982	12,982
Reductions during the period (3)	(31,751)	—	—	(31,751)
Foreign exchange	—	—	28,808	28,808
Balance as of September 30, 2020	$1,767,172	$1,005,699	$674,522	$3,447,393

(1)	Additions to goodwill within the Integrated Processing segment and eCash Solutions segment in the current period relate to the acquisition of ICS and PagoEfectivo (See Note 2), respectively.
(2)	Additions to goodwill within the eCash Solutions segment in the prior year relate to the acquisition of Openbucks.
(3)	Reductions to goodwill within the Integrated Processing segment in the prior year relate to Paylater assets held for sale (See Note 1).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to reduced forecasted cash flows in certain business units, we concluded that an impairment indicator for goodwill was present for the Digital Wallet and Integrated Processing reporting units as of September 30, 2021.

We performed a goodwill impairment test as of September 30, 2021, using a discounted cash flow methodology.  The fair value was based on a 5-year discounted cash flow model with a terminal value calculated by applying an exit multiple to year 5 cash flows. The key assumptions include expected cash flows, exit multiple, and discount rate. The weighted average discount rate was 10.3%, ranging from 7.9% to 13.0%, and the weighted average exit multiple was 16x, ranging from 15x to 19x.

The cash flow forecast was based on our expectation of future outcomes considering past experience and market participant expectations. Discount rate assumptions are based on determining a cost of debt and equity followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The exit multiple was determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Management considered these to be reasonable multiples in the context of transaction multiples within the payments sector over the last 5 years and consistent with the assumption that a market participant would make. Failure to achieve the expected cash flows or changes in the discount rate or exit multiple may cause a future impairment of goodwill at the reporting unit level.

Based on the analysis performed, it was determined that no adjustment to the carrying value of goodwill of any reporting unit was required. There is no accumulated impairment of goodwill as of September 30, 2021 and 2020 or December 31, 2020 and there have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units.

6.	Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2021	December 31, 2020
Brands	$175,694	$170,349
Software development costs	789,545	755,768
Customer relationships	1,624,069	1,548,474
Computer software	31,484	31,495
	2,620,792	2,506,086
Less accumulated amortization on:
Brands	66,432	56,700
Software development costs	347,049	288,521
Customer relationships	483,170	398,304
Computer software	17,850	18,670
	914,501	762,195
Less accumulated impairment on:
Brands	8,464	344
Software development costs	84,947	83,239
Customer relationships	449,808	135,491
	543,219	219,074
Intangible assets, net	$1,163,072	$1,524,817

Amortization expense on intangible assets for the three months ended September 30, 2021 and 2020, was $59,921 and $63,066, respectively.  Amortization expense on intangible assets for the nine months ended September 30, 2021 and 2020, was $190,319 and $193,555, respectively.  During the nine months ended September 30, 2021, we purchased multiple merchant portfolios for a purchase price of $48,533, in addition to $3,542 of associated contingent consideration payable.  We also committed to purchasing one additional tranche of merchant portfolios for $11,000 which was executed in November 2021. These purchases are accounted for as asset acquisitions.  The remaining increase in gross intangible assets during the nine months ended September 30, 2021, relates to intangibles recorded upon business acquisitions (See Note 2) and capitalized development costs.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets is not recoverable. Due to reduced forecasted cash flows in the Digital Wallet segment, we concluded that an impairment indicator for certain intangible assets was present within the Digital Wallet segment as of September 30, 2021.  The Digital Wallet segment experienced decreased revenues associated with certain legacy merchant relationships and also reduced their forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment.  As a result, an impairment analysis on Digital Wallet intangible assets was performed as of September 30, 2021 and based on an undiscounted cash flow model, it was determined that certain of these assets were not recoverable.  In calculating the impairment loss, management determined the fair value of these individual assets based on a discounted cash flow model for merchant relationships and relief from royalty method for certain brands using Level 3 inputs. Failure to achieve the expected cash flows or changes in the discount rate or royalty rate may cause a future impairment of intangible assets. Management’s key assumptions in determining the fair value include expected cash flows, discount rate and royalty rate.  The discount rate utilized was 11.5% and the royalty rate was 3.0%.

As a result of the impairment analysis performed, during the three and nine months ended September 30, 2021, the Company recognized an impairment loss of $322,210 and $324,145, respectively. The impairment loss is recognized in the condensed consolidated statement of comprehensive loss under “Impairment expense on intangible assets” and is primarily related to the Digital Wallet segment.

During the three and nine months ended September 30, 2020, the Company recognized an impairment loss of $44,401 and $123,804, respectively, within the Integrated Processing and Digital Wallet segments. These impairments, in part due to COVID-19, related to certain customer relationships resulting from the deterioration in the assets’ forecasted cash flows and higher than anticipated merchant and consumer attrition rates, as well as certain acquired merchant portfolios due to deterioration in anticipated merchant attrition rates observed since the assets’ acquisition.

As of December 31, 2020, an out of period adjustment related to the period ended March 31, 2020 was identified and corrected for the impairment of certain Digital Wallet’s intangible assets. This resulted in the overstatement of Intangible assets, net and understatement of Impairment expense on intangible, assets, net of $21,400 ($15,844 net of tax), respectively, as of March 31, 2020. The prior period results for the nine months ending September 30, 2020 presented herein have been revised to reflect the correction of this misstatement.

7.	Debt

Former Debt Facilities

As of December 31, 2020, the Company's debt facilities consisted of a first lien term loan, a second lien term loan and a first lien revolving credit facility ("First Lien Revolving Credit Facility"). The first lien term loan consisted of a $1,540,000 USD Facility

(“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”). The second lien term loan consisted of $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). The First Lien Revolving Credit Facility had an available balance of $225,000 in multiple currencies. As of December 31, 2020, the Company had no unpaid drawdowns. The Company paid a fee of 30% of the applicable margin of 3.00% on the daily portion of the facility that was not utilized and available for future borrowings.

In connection with the Transaction, the Company repaid $416,700, including quarterly principal payments, and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the consolidated statements of comprehensive loss.

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. The repayment occurred contemporaneously with the Refinancing, as described below. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the consolidated statements of comprehensive loss.

New Facilities

On June 28, 2021, the Company completed the following debt transactions (the “Refinancing”): (i) entered into a new $305,000 senior secured revolving credit facility (the “New Revolving Credit Facility”); (ii) borrowed $628,000 aggregate principal amount under a new senior secured USD first lien term loan facility (the “New Term Loan Facility (USD)”) and €435,000 aggregate principal amount under a new senior secured EUR first lien term loan facility (the “New Term Loan Facility (EUR)”, and together with the New Term Loan Facility (USD) the “New Term Loan Facility”); and (iii) issued $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).  As of September 30, 2021, $135,000 was drawn down on the New Revolving Credit Facility.  Debt issuance costs of $24,474 were recorded in connection with the Refinancing, for which a majority are reported as a deduction from the debt, presented under “Non-current debt” in the consolidated statements of financial position, and amortized using the effective interest rate method.

The Company used the proceeds from the New Term Loan Facility and the Secured Notes as well as $35,000 drawn down under the New Revolving Credit Facility to fully repay the Former Debt Facilities.

On September 28, 2021, the Company entered into a $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and a €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) to be drawn upon completion of the viaFintech and SafetyPay acquisitions.  As of September 30, 2021, no amounts were drawn under the two facilities. Subsequently, upon completion of the viaFintech acquisition in November 2021, the EUR Incremental Term Loan was fully drawn. Debt issuance costs of $1,219 were recorded in connection with the transaction which is reported as a deduction from the debt, presented under “Non-current debt” in the consolidated statements of financial position, and amortized using the effective interest rate method.

Line of Credit

In the first quarter of 2020, the Company’s Line of Credit was increased from $25,000 to $50,000 and the maturity date was extended to May 2023. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions.  As of both September 30, 2021 and December 31, 2020, the Company had an outstanding balance of $50,000.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at September 30, 2021 (Local Currency)	Principal Outstanding at September 30, 2021 (USD)
New Term Loan Facility (USD)	USD	USD LIBOR + 2.75%	Jun-28	626,430	$626,430
New Term Loan Facility (EUR)	EUR	EURIBOR + 3%	Jun-28	435,000	503,763
Secured Loan Notes (EUR)	EUR	3%	Jun-29	435,000	503,763
Secured Loan Notes (USD)	USD	4%	Jun-29	400,000	400,000
New Revolving Credit Facility (USD)	EUR/USD	BASE + 2.25%	Dec-27	135,000	135,000
Line of Credit	USD	Prime (2) – 0.25%	May-23	50,000	50,000
USD Incremental Term Loan	USD	USD LIBOR + 2.75%	Jun-28	—	—
EUR Incremental Term Loan	EUR	EURIBOR + 3%	Jun-28	—	—
Total Principal Outstanding					$2,218,956

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

During the nine months ended September 30, 2021 and 2020, the Company made quarterly principal payments of $5,420 and $11,550, respectively.  Interest expense for the three months ended September 30, 2021 and 2020 was $19,272 and $42,578 respectively.  Interest expense for the nine months ended September 30, 2021 and 2020 was $144,291 and $123,332 respectively.

	September 30, 2021	December 31, 2020
Principal Outstanding	$2,218,956	$3,331,909
Deferred Debt Issuance Costs	(21,738)	(50,751)
Amortization of interest expense	—	(18,887)
Total	$2,197,218	$3,262,271
Short-term debt	6,280	15,400
Non-current debt	$2,190,938	$3,246,871

Amortization of deferred debt issuance costs, excluding accelerated debt fees, for the three months ended September 30, 2021 and 2020 were $1,429 and $4,519, respectively. Amortization of deferred debt issuance costs, excluding accelerated debt fees, for the nine months ended September 30, 2021 and 2020 were $8,198 and $7,956, respectively.

Maturity requirements on non-current debt as of September 30, 2021 by year are as follows:

Remainder 2021	$1,570
2022	6,280
2023	56,280
2024	6,280
2025	6,280
2026	6,280
2027 and thereafter	2,135,986
Total	$2,218,956

Compliance with Covenants

The Company’s new facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and New Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the New Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total New Revolving Credit Facility Commitment. If the New Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at September 30, 2021.

The financial covenants under the former credit facilities required the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeded 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization was greater than 40% at the reporting date, there was an additional requirement that the First Lien Net Leverage Ratio was not permitted to exceed 9.0 to 1.0. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2020.

Letters of Credit

As of September 30, 2021 and December 31, 2020, the Company had issued approximately $173,690 and $160,950, letters of credit, respectively, for use in the ordinary course of business.

8.	Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The Company adopted ASC 326, Financial Instruments – Credit Losses, on January 1, 2020 which resulted in a cumulative-effect adjustment to increase the allowance for credit losses by $10,148 and decrease retained earnings by $7,509, net of tax.  The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the nine months ended September 30, 2021:

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance at December 31, 2020	4,096	25,035	5,859	7,800	42,790
Credit loss expense	-	12,602	2,526	(1,517)	13,611
Write-Offs	-	(27,185)	(3,774)	-	(30,959)
Other (1)	254	(135)	(554)	19	(416)
Balance at September 30, 2021	4,350	10,317	4,057	6,302	25,026

(1)	Other mainly relates to the impact of foreign exchange.

Credit loss expense for the three months ended September 30, 2021 and 2020 was $4,011 and $14,621, respectively.  Credit loss expense for the nine months ended September 30, 2021 and 2020 was $13,611 and $42,518, respectively.  The decrease in credit loss expense in the current period compared to the prior period was primarily attributable to the impact of the global COVID-19 pandemic in the prior period as well as the disposal of Payolution GmbH which occurred in October 2020 (See Note 1).  Increase in write-offs in the current period is primarily attributable to the write-off of specific credit loss allowances recognized in the prior year for an individual merchant within the Integrated Processing segment.

9.	Derivative instruments

The Company has historically entered into derivative financial instruments to manage its interest rate risk related to its former variable-rate credit facilities, comprised of the First Lien Term Loans and Second Lien Term Loan. The Second Lien Term Loan was fully repaid on March 31, 2021, and the First Lien Term loan was repaid in connection with the Refinancing on June 28, 2021 (see Note 7). As a result, the interest rate swaps and interest rate caps were cancelled as of September 30, 2021, reducing the derivative liability and resulting in market value settlement cash payments of $41,483.

The Company’s derivative instruments consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”). The interest rate swaps mitigated the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements caped a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rose above the strike rate on the contract. The interest rate contracts were measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other (expense) / income, net” in the Company’s condensed consolidated statement of comprehensive loss.

As of December 31, 2020, the Company’s interest rate contracts had a fair value of $50,198 which was recorded as a “Derivative financial liability” in the consolidated statement of financial position.  The Company recognized a fair value loss for the three months ended September 30, 2021 and 2020 of $357 and $524, respectively, and a fair value gain (loss) for the nine months ended September 30, 2021 and 2020 of $8,648 and ($22,966), respectively, in respect of its interest rate contracts.

For further information regarding the fair value of the derivative instruments see discussion in Note 13.

10.	Contingent and deferred consideration payable

Contingent and deferred consideration payable is comprised of the following balances:

Balance at December 31, 2019	$11,449
Payments made during the period	(4,359)
Additions in the period	3,724
Released in the period	(103)
Other	—
Balance at September 30, 2020	$10,711
Current	$5,964
Non-current	$4,747

Balance at December 31, 2020	$9,562
Payments made during the period	(4,497)
Additions in the period	8,652
Released in the period	(207)
Other	249
Balance at September 30, 2021	$13,759
Current	$10,647
Non-current	$3,112

During the nine months ended September 30, 2021:

-

The Company completed the business combination of ICS and PagoEfectivo, as well as, the acquisition of merchant portfolios, recognizing an estimated contingent and deferred consideration payable of $8,652, of which $5,091 and $1,093 were related to ICS and PagoEfectivo, respectively (See Note 2).  The estimated amount recorded for ICS and PagoEfectivo represents the maximum amount of possible payments.

-	The Company paid $4,497 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

During the nine months ended September 30, 2020:

-

The Company acquired merchant portfolios and completed a business combination and recognized an estimated contingent consideration payable of $3,724 of which $3,502 was related to a business combination.

-	The Company paid $4,359 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

The remaining contingent and deferred consideration of $13,759 is classified as a liability on the condensed consolidated statement of financial position, of which $3,112 is non-current. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as current and prior year acquisitions.  The contingent and deferred consideration is payable in cash subject to the future financial performance of the acquisitions.

11.	Contingent consideration receivable

The contingent consideration receivable initially arose on the disposal of Paysafe Merchant Services Limited ("PMSL"), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company.  Under the terms of the disposal agreement, if the buyer defaulted on payment and the Company issued a 90-day notice to pay, certain shares of PMSL could be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”).  Prior to the closing of the Transaction, the possibility of the enactment of a Share Charge was considered remote and all amounts due in the period under the agreed terms of the disposal were settled by the buyer in full.

In connection with the Transaction, the contingent consideration receivable was transferred to PGHL as partial settlement of the shareholder term loan agreement with PGHL (see Note 17). The remaining contingent consideration receivable balance at September 30, 2021 is $2,896 and related to a contingent consideration receivable recorded upon the disposal of Paylater (See Note 1).

The following table summarized the movement in the contingent consideration receivable during the nine months ended September 30, 2021 and 2020.

Balance at December 31, 2019	$164,029
Fair value gain on contingent consideration receivable (1)	10,468
Settlements	(19,417)
Foreign exchange	(3,773)
Balance at September 30, 2020	$151,307
Current	32,711
Noncurrent	118,596

Balance at December 31, 2020	$151,775
Fair value gain on contingent consideration receivable (1)	11,115
Related party transaction with PGHL	(159,302)
Settlements	(3,053)
Foreign exchange	2,361
Balance at September 30, 2021	$2,896
Current	2,896
Noncurrent	—

(1)

The gain recognized during the three and nine months ended September 30, 2021 and 2020, respectively, is due to the fair value measurement of the contingent consideration receivable and is recorded in “Other (expense) / income, net” (See Note 15).

Pursuant to the PMSL disposal agreement, payments due were made directly to Topco. Before the Transaction, Topco was obligated to transfer such proceeds to the Company, but only to the extent that it received such amounts from the buyer. During the nine months ended September 30, 2021 and 2020, Topco received payments from the buyer of $0 and $19,417 (at transaction date foreign exchange rates), respectively. As of September 30, 2021 and December 31, 2020, the total outstanding balance due from Topco to the Company is $4,389 and $4,455 (at closing foreign exchange rates), respectively, and is included within “Related party receivables - current” in the condensed consolidated statements of financial position.

12.	Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan).  The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been nor are expected to be granted in the future under the 2018 Plan.

Under the 2021 Plan, during the nine months ended September 30, 2021, the Company granted 5,614,050 restricted stock units (“RSUs”) that include a service condition only and vest ratably over three years. The Company also granted performance restricted stock units (“PRSUs”) that vest at the end of one- or three-years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount of 2,154,940. The fair value of the PRSUs and RSUs is determined by the closing price of the Company’s common stock on the grant date. The weighted average fair value for shares granted during the nine months ended September 30, 2021 was $11.65.

Share based compensation expense recognized for the three and nine months ended September 30, 2021 under both plans was $8,713 and $92,830, respectively.  No share-based compensation was recognized in the prior year. As of September 30, 2021 and December 31, 2020, the unrecognized stock-based compensation expense under both plans was $57,900 and $71,630.

13.	Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•	Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and

•

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of September 30, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$-	$-	$2,896

Financial liabilities measured at fair value:
Contingent consideration payable	$-	$-	$13,759
Warrant liabilities	99,717	-	-
Liability for share-based compensation	-	-	11,717

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2020 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$-	$-	$151,775

Financial liabilities measured at fair value:
Contingent consideration payable	$-	$-	$9,562
Derivative financial liability	-	50,198	-

There were no transfers between levels during the nine months ended September 30, 2021 and 2020. A reconciliation of the movements in level 3 financial instruments in the period are shown in Note 10 and 11.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Weighted average discount rate of 13.0% (12-15%)
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and accrued expenses, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items.  At September 30, 2021, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

14.	Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $8,300 and $11,600 as of September 30, 2021 and December 31, 2020, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s condensed consolidated statements of financial position.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber breach that occurred in November 2020.  While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's condensed consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Integrated Processing segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of September 30, 2021 and 2020 (See Note 8).

15.	Other income / (expense), net

A summary of Other income / (expense), net is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Gain / (loss) on foreign exchange	$5,573	$(2,209)	$8,755	$(8,693)
Fair value (loss) / gain on contingent consideration receivable	(347)	(867)	11,115	10,468
Fair value (loss) / gain on derivative instruments	(357)	(524)	8,648	(22,966)
Fair value gain on warrant liabilities (1)	94,327	—	158,469	—
Interest expense, net, on related party balances	—	(842)	(121)	(3,140)
Other	(2,706)	(2,042)	(11,293)	(6,731)
Other income / (expense), net	$96,490	$(6,484)	$175,573	$(31,062)

(1)	This fair value gain relates to the remeasurement of the warrant liabilities from the closing date of the Transaction to the balance sheet date (See Note 2).

16.	Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. We operate in three reportable segments: Integrated Processing, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallet, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and eCash Solutions, which enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These three operating segments, which are also reportable segments as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell.  Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount and revenue.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The Company earns revenue from the sale of Integrated Processing, Digital Wallet and eCash Solution services. The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2021:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$185,111	$82,522	$85,764	$—	$—	$353,397
Interest Revenue	6	182	-	—	—	188
Intersegment Revenue (2)	1,772	958	4,411	—	(7,141)	—
Total Revenue	$186,889	$83,662	$90,175	$—	$(7,141)	$353,585
Adjusted EBITDA	$44,432	$39,931	$36,346	$(14,304)	$—	$106,405

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2020:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$179,971	$96,535	$78,196	$—	$—	$354,702
Interest Revenue	69	732	1	—	$—	802
Intersegment Revenue (2)	516	1,275	3,786	—	(5,578)	—
Total Revenue	$180,557	$98,543	$81,983	$—	$(5,578)	$355,505
Adjusted EBITDA	$48,674	$48,136	$30,832	$(20,362)	$—	$107,280

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2021:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$549,135	$271,699	$293,343	$—	$—	$1,114,177
Interest Revenue	15	1,160	—	—	—	1,175
Intersegment Revenue (2)	5,884	2,997	13,624	—	(22,505)	—
Total Revenue	$555,034	$275,856	$306,967	$—	$(22,505)	$1,115,352
Adjusted EBITDA	$135,123	$124,631	$127,450	$(48,765)	$—	$338,439

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2020:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (1)	Intersegment Elimination	Total
Revenue from external customers	$543,255	$291,619	$217,858	$—	$—	$1,052,732
Interest Revenue	101	3,349	21	—	0	3,471
Intersegment Revenue (2)	1,814	3,175	9,171	—	(14,161)	—
Total Revenue	$545,171	$298,144	$227,050	$—	$(14,161)	$1,056,204
Adjusted EBITDA	$155,938	$142,135	$80,996	$(48,644)	$—	$330,425

(1)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)

Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments. Intersegment revenue is primarily recognized based on the volume of transactions processed.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss before taxes is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Segments Adjusted EBITDA	$120,709	$127,642	$387,204	$379,069
Corporate costs	(14,304)	(20,362)	(48,765)	(48,644)
Depreciation and amortization	(61,832)	(66,141)	(197,408)	(203,132)
Share based compensation	(8,713)	—	(92,830)	—
Restructuring and other costs	(14,833)	(505)	(22,321)	(10,511)
Impairment expense on intangible assets	(322,210)	(44,401)	(324,145)	(123,804)
Other income / (expense), net	96,490	(6,484)	175,573	(31,062)
Gain / (loss) on disposal of subsidiary and other assets, net	—	(98)	28	(359)
Interest expense, net	(19,272)	(42,578)	(144,291)	(123,332)
Loss before taxes	$(223,965)	$(52,927)	$(266,955)	$(161,775)

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company's services. Investment income is not included within this table as it is not practicable to apportion its geographical source.  The Company had no single customer contributing 10% or more of the Company’s revenue during the nine months ended September 30, 2021 or 2020.

The information below summarizes revenue by geographic area for the three and nine months ended September 30, 2021 and 2020.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
United Kingdom	$11,036	$13,610	$38,239	$40,396
United States of America	174,337	159,302	509,017	472,799
Germany	26,270	35,984	97,953	106,800
All other countries (1)	141,754	145,805	468,968	432,736
Revenue from external customers	$353,397	$354,702	$1,114,177	$1,052,732

(1)	No single country included in the “All other countries” category generated more than 10% of total revenue.

The information below summarizes long-lived assets, net by geographic area:

	September 30, 2021	December 31, 2020
United Kingdom	$5,374	$6,198
Canada	6,454	6,898
United States of America	12,340	16,479
Bulgaria	12,341	13,847
Austria	9,055	10,754
All other countries (1)	3,010	4,702
Total long-lived assets, net	$48,574	$58,878

(1)	No single country included in the “All other countries” category comprised more than 10% of total long-lived assets.

17.	Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company entered the following transactions with related parties. The following amounts were outstanding at the date of the consolidated statements of financial position:

		Amounts owed by related parties	Amounts owed to related parties
Related Party Relationship	Type of Transaction	September 30, 2021	September 30, 2021
Other	Warrant liabilities	—	9,250
Topco	Receivable	4,389	—
PGHL	Receivable	2,059	—
Other	Receivable	11	—
		$6,459	$9,250

		Amounts owed by related parties	Amounts owed to related parties
Related Party Relationship	Type of Transaction	December 31, 2020	December 31, 2020
Topco	Receivable	4,455	—
PGHL	Loan received	—	195,228
PGHL	Receivable	1,776	—
Other	Receivable	40	—
		$6,271	$195,228

Refer to Note 2 for related party transaction related to the Warrant liabilities.

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances have been made for credit losses on debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions was $0 and $842 for the three months ended September 30, 2021 and 2020, respectively, and $121 and $3,140 for the nine months ended September 30, 2021 and 2020, respectively. These balances are reported within “Other (expense) / Income, net”.

Transactions with Topco

The amounts owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. Before the Transaction, the contingent consideration payments from the disposal of PMSL were made by the buyer to Topco and Topco was obligated to transfer the consideration received to Legacy Paysafe (See Note 11), resulting in a receivable from Topco.  In connection with the Transaction, Legacy Paysafe transferred the contingent consideration receivable to PGHL and as a result, Topco’s obligation is now with PGHL.

The remaining receivable relates to payments made by the buyer to Topco that have not been transferred to the Company. This receivable is GBP denominated and the movement in the balance is due to foreign currency translation. As of September 30, 2021 and December 31, 2020, the amounts owed from Topco related to the disposal of PMSL were $4,389 and $4,455, respectively.

Transactions with PGHL

In January 2018, Legacy Paysafe entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited.  The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company.  During the period ended September 30, 2021, in connection with the Transaction, the Company fully settled this loan through the following transactions, (i) an amount of $159,302 was settled in connection with the contingent consideration receivable transfer to PGHL (See Note 11), (ii) an amount of $26,000 was settled in connection with additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe. PGHL owns 100% of Skrill USA’s share capital. As a VIE of the Company, Skrill USA’s equity and results are presented as non-controlling interest in these financial statements, and therefore this additional capital contribution was presented as “Contributions from non-controlling interest holders” in the consolidated statement of shareholders’ equity and (iii) the remaining loan balance of $10,694 was released by PGHL as consideration for the issuance of 233,376 additional ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the consolidated statement of shareholders’ equity.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of September 30, 2021 and December 31, 2020 this receivable balance is $2,059 and $1,776, respectively.

18.	Subsequent events

Subsequent to September 30, 2021, the Company completed the acquisition of viaFintech and the EUR Incremental Term Loan was fully drawn (See Note 2 and Note 7).

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in our report filed on Form 20-F on April 1, 2021 (the “2020 Annual Report”).

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

Our Company

Paysafe is a leading, global pioneer in digital commerce solutions. We empower 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada, and Europe to conduct secure and friction-less commerce across online, mobile, in-app, and in-store channels. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in Integrated Processing, Digital Wallet and online eCash Solutions.

We serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through six hubs around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. We sell our solutions online to smaller merchants and consumers using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as integrated software vendors (“ISVs”) and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives. We operate across three lines of business, which provide our digital commerce solutions to different end markets. Our three lines of business, which represent our operating and reporting segments, are Integrated Processing, Digital Wallet and eCash Solutions.

Integrated Processing: Our Integrated Processing solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, eCommerce solutions, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallet: Our Digital Wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid TransferTM brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily.

eCash Solutions: Our proprietary eCash solutions are marketed under the Paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. Paysafecard and Paysafecash are available at 700,000 locations in 50 countries worldwide.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2020 Annual Report.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our Existing Revolving Credit Facility.  We subsequently repaid all outstanding borrowings under our Existing Revolving Credit Facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s future financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. This is particularly relevant for Integrated Processing and Digital Wallet, where these effects contributed in part to the impairment of intangible assets of $44,401 and $123,804 and an increase in credit losses in this segment for the three and nine months ended September 30, 2020. While sporting events have resumed, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting sporting events, our Digital Wallet business could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted.

Public company costs

As a result of the Transaction, we have started to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive loss in the future. As a result of the relative size of our international operations, these fluctuations may be material.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the  public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / expense, net” within the consolidated statement of comprehensive loss.  It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our consolidated statement of comprehensive loss in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the consolidated statement of comprehensive loss.

Recent Company Initiatives and Events

Recent events

The Transaction was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols PSFE and PSFE.WS, respectively.  Refer to “Unaudited condensed consolidated financial statements” for further information.

Refer to “Debt” for further information regarding new facilities, repayments and the Refinancing.

Recent acquisitions

In August 2021, the Company also entered into a definitive agreement to acquire ViaFintech with the goal of furthering the expansion of alternative payment methods in the German market, as well as creating additional revenue opportunities for the eCash Solutions segment. The base consideration is $139,895 paid in cash.  This acquisition was completed in November 2021 and will be accounted for as a business combination. As of the date of the issuance of these financials, the determination of the purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition.

In August 2021, the Company entered into a definitive agreement to acquire SaftPay Inc. (“Safety Pay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for all three of our segments. The base consideration is $441,000 to be paid in cash.  This acquisition is expected to be accounted for as a business combination and is expected to close before or during the first quarter of 2022.

In August 2021, the Company completed the acquisition of Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating additional revenue opportunities for the eCash Solutions segment. Our estimate of the total purchase price, including deferred consideration and other working capital adjustments, is $114,341, with a base consideration of $108,500 paid in cash. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition. .As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition. The current estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, and intangibles) and the valuation of the related tax assets and liabilities are completed.  This acquisition was not considered a material business combination.

In March 2021, the Company completed the acquisition of ICS with the goal of furthering the expansion of Integrated Processing in the United States as well as obtaining new merchants. Our estimate of the total purchase price, including earnouts, is $28,596, comprised of base consideration of $23,505 paid in cash and an additional contingent earnout to be paid in future periods based on the achievement of earnings targets. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was not considered a material business combination.

In August 2020, the Company completed the acquisition of Openbucks to accelerate the expansion of eCash Solutions in the United States as well as benefit from certain partnerships with retailers.  The total expected purchase price, including earnouts is $12,214, comprised of cash consideration of $9,760 and an additional contingent earnout to be paid in future periods based on earnings targets.  This acquisition was accounted for as a business combination and the operating results have been included in the Company’s consolidated financial statements since the date of the acquisition.  This acquisition was not considered a material business combination.

Recent dispositions

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company.  The total consideration consists of cash consideration of $47,098 paid upon completion of the disposition and contingent consideration of $10,813, of which $7,917 had been earned and paid prior to September 30, 2021. The remainder of the receivable is contingent upon the future financial performance of Payolution GmbH, as well as certain operational achievements. The remaining consideration for financial performance conditions will be due in the second quarter of the year ended December 31, 2022.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

-	For Integrated Processing: Credit card and debit card transactions, and purchases made via PayLater. PayLater was disposed of in October 2020.
-	For Digital Wallet: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, and pre-paid Mastercard transactions
-	For eCash Solutions: Transactions where vouchers are redeemed at merchants, and pre-paid Mastercard transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume.  In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended September 30, 2021 and 2020:

	For the three months ended September 30, 2021
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$25,953	$3,995	$1,268	$(156)	$31,060
Take Rate	0.7%	2.1%	7.1%	—	1.1%

	For the three months ended September 30, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$20,205	$4,836	$1,155	$(29)	$26,167
Take Rate	0.9%	2.0%	7.1%	—	1.4%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$5,748	$(841)	$113	$(127)	$4,893
Take Rate	(0.2)%	0.1%	0.0%	-	(0.3)%

(1) During 2021, we revised our methodology for calculating volumes.  Prior periods have been adjusted to reflect this revised methodology for comparative purposes.

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2021 and 2020:

	For the nine months ended September 30, 2021
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$73,874	$13,296	$4,249	$(555)	$90,864
Take Rate	0.8%	2.1%	7.2%	—	1.2%

	For the nine months ended September 30, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$55,776	$15,571	$3,180	$(102)	$74,425
Take Rate	1.0%	1.9%	7.1%	—	1.4%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment elimination	Total
Gross dollar volume (1)	$18,098	$(2,275)	$1,069	$(453)	$16,439
Take Rate	(0.2)%	0.2%	0.1%	—	(0.2)%

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business.  Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments.  Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•	It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	It does not reflect changes in, or cash requirements for, our working capital needs;
•	It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•	It does not reflect income tax payments we are required to make;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended September 30, 2021 compared to three months ended September 30, 2020

The following table sets forth our results of operations for the three months ended September 30, 2021 and 2020:

	For the three months ended September 30,		Variance
(U.S. dollars in thousands)	2021	2020	$	%
Revenue	$353,585	$355,505	(1,920)	(0.5)%
Cost of services (excluding depreciation and amortization)	144,852	135,352	9,500	7.0%
Selling, general and administrative	111,041	112,873	(1,832)	(1.6)%
Depreciation and amortization	61,832	66,141	(4,309)	(6.5)%
Impairment expense on intangible assets	322,210	44,401	277,809	625.7%
Restructuring and other costs	14,833	505	14,328	2837.2%
Loss on disposal of subsidiaries and other assets, net	-	98	(98)	0.0%
Operating loss	(301,183)	(3,865)	(297,318)	7692.6%
Other income / (expense), net	96,490	(6,484)	102,974	(1588.1)%
Interest expense, net	(19,272)	(42,578)	23,306	(54.7)%
Loss before taxes	(223,965)	(52,927)	(171,038)	323.2%
Income tax benefit	(76,859)	(14,305)	(62,554)	437.3%
Net loss	$(147,106)	$(38,622)	(108,484)	280.9%
Less: net income / (loss) attributable to non controlling interest	94	(495)	589	(119.0)%
Net loss attributable to the Company	$(147,200)	$(38,127)	$(109,073)	286.1%

Revenue

Revenue decreased $1,920, or 0.5%, to $353,585 for the three months ended September 30, 2021 from $355,505 for the three months ended September 30, 2020. The decrease is largely attributable to a $14,881, or 15.1%, decrease in our Digital Wallet segment due to certain network restrictions, lower volumes and wallet to wallet revenues and regulatory changes in Europe. This is mitigated by an increase of $8,192, or 10.0%, in our eCash Solutions segment primarily due to higher maintenance fees and the acquisition of PagoEfectivo as well as an increase of $6,332, or 3.5%, in our Integrated Processing segment mainly due to higher volumes as the US economy recovers, partly offset by reductions of direct marketing volumes and the disposal of Pay Later.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $9,500, or 7.0%, to $144,852 for the three months ended September 30, 2021 from $135,352 for the three months ended September 30, 2020. The increase is largely attributable to an increase of $13,834, or 17.2%, in our Integrated Processing segment due to higher volume as noted above and changes in channel and merchant mix, which contributed to higher costs such as an increase in fees paid to ISO partners, offset by a decrease of $3,795, or 15.9%, in our Digital Wallet segment due to the reduction in volume and revenue as noted above.

Selling, general and administrative

Selling, general and administrative expenses decreased $1,832, or 1.6%, to $111,041 for the three months ended September 30, 2021 from $112,873 for the three months ended September 30, 2020. This movement is primarily driven by a decrease in credit losses due to the US economic recovery with fewer merchant failures coupled with improved risk monitoring and collection efforts in place in 2021, offset partly by the increase in share-based compensation expense of $8,713 which was related to restricted stock units granted in June 2021.

Depreciation and amortization

Depreciation and amortization decreased $4,309, or 6.5%, to $61,832 for the three months ended September 30, 2021 from $66,141 for the three months ended September 30, 2020. This decrease was attributable to the impact of assets becoming fully depreciated and amortized during 2021 and the impact of the impairment on intangible assets recognized during the year-ended December 31, 2020.

Impairment expense on intangible assets

Impairment expense on intangible assets increased by $277,809, or 625.7%, to $322,210 for the three months ended September 30, 2021 from $44,401 for the three months ended September 30, 2020.  For the three months ended September 30, 2021, the impairment expense related to the Digital Wallet segment resulting from decreased revenue associated with certain legacy merchant relationships and also reduced future forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. For the three months ended September 30, 2020, the Company recognized an impairment loss for certain customer relationships resulting from the deterioration in their forecasted cash flows as well as higher than anticipated merchant and consumer attrition rates due, in part, to the impact of COVID-19 in the Integrated Processing segment.

Restructuring and other costs

Restructuring and other costs increased $14,328, or 2837.2%, to $14,833 for the three months ended September 30, 2021 from $505 for the three months ended September 30, 2020. Movement was predominantly driven by an increase in acquisition costs and to a lesser extent by restructuring initiatives in the current quarter.

Other income / (expense), net

Other income / (expense), net increased $102,974, or 1588.1%, to an income of $96,490 for the three months ended September 30, 2021 from an expense of $6,484 for the three months ended September 30, 2020. The increase in other income / (expense), net was primarily driven by a fair value gain on the Company’s warrant liabilities of $94,327, as well as an increase in foreign exchange gain/ (loss) from a loss of $2,209 to a gain of $5,573.

Interest expense, net

Interest expense, net decreased by $23,306, or 54.7%, to $19,272 for the three months ended September 30, 2021 from $42,578 for the three months ended September 30, 2020. The decrease in interest expense, net was due to the refinancing of the Company’s debt, which took place in June 2021, and also the reduced levels of debt associated with the debt repayments in March 2021.

Income tax benefit

The income tax benefit was $76,859 for the three months ended September 30, 2021 compared to $14,305 for the three months ended September 30, 2020. This resulted in an effective tax rate of 34.3% for the three months ended September 30, 2021 and 27.0% for the three months ended September 30, 2020. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2021 compared to 2020 primarily arises as a result of the discrete impact on deferred taxes as a result of the increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period.

Net loss

Net loss increased by $108,484, or 280.9%, to $147,106 for the three months ended September 30, 2021 from $38,622 for the three months ended September 30, 2020. The increase in net loss was largely driven by the increase in impairment expense on Digital Wallet intangible assets as discussed above. This loss was partially offset by the increases in other income / (expense), net due to the fair value gain on the Company’s warrant liability and income tax benefit for the three months ended September 30, 2021 compared with the three months ended September 30, 2020 as discussed above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $875, or 0.8%, to $106,405 for the three months ended September 30, 2021 from $107,280 for the three months ended September 30, 2020. This decrease was driven by reduced revenue of $1,920, in part due to the disposal of Paylater, and an increase in cost of services of $9,500 mainly due to changes in channel and merchant mix for Integrated Processing, which contributed to higher costs such as an increase in fees paid to ISO partners. This was offset in part by a credit loss reduction of $10,610.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended September 30, 2021 and 2020:

	For the three months ended September 30,
(U.S. dollars in thousands)	2021	2020
Net loss	$(147,106)	$(38,622)
Income tax benefit	(76,859)	(14,305)
Interest expense, net	19,272	42,578
Depreciation and amortization	61,832	66,141
Share based compensation	8,713	—
Impairment expense on intangible assets	322,210	44,401
Restructuring and other costs (1)	14,833	505
Loss on disposal of subsidiaries and other assets, net	-	98
Other (income) / expense, net (2)	(96,490)	6,484
Adjusted EBITDA	$106,405	$107,280

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions (for 2020 only) and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the three months ended September 30, 2021, restructuring amounted to $3,237. Other costs of $11,596 primarily consisted of acquisition costs. For the three months ended September 30, 2020, restructuring and strategic transformation costs amounted to $505, primarily from value creation initiatives and acquisition costs.

(2)

As noted above, other (income) / expense, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the three months ended September 30, 2021, other (income) / expense, net includes gain on foreign exchange of $5,573, fair value loss on contingent consideration receivable of $347, fair value loss on derivative instruments of $357, fair value gain on warrant liabilities of $94,327, interest expense, net, on related party balances of $0, together with other losses of $2,706. For the three months ended September 30, 2020, other (income) / expense, net includes loss on foreign exchange of $2,209, fair value loss on contingent consideration receivable of $867, fair value loss on derivative instruments of $524 and interest expense, net, on related party balances of $842, together with other losses of $2,042.

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

The following table sets forth our results of operations for the nine months ended September 30, 2021 and 2020:

	For the nine months ended September 30,		Variance
(U.S. dollars in thousands)	2021	2020	$	%
Revenue	$1,115,352	$1,056,204	59,148	5.6%
Cost of services (excluding depreciation and amortization)	451,667	390,985	60,682	15.5%
Selling, general and administrative	418,076	334,794	83,282	24.9%
Depreciation and amortization	197,408	203,132	(5,724)	(2.8)%
Impairment expense on intangible assets	324,145	123,804	200,341	161.8%
Restructuring and other costs	22,321	10,511	11,810	112.4%
(Gain) / loss on disposal of subsidiaries and other assets, net	(28)	359	(387)	(107.8)%
Operating loss	(298,237)	(7,381)	(290,856)	3940.6%
Other income / (expense), net	175,573	(31,062)	206,635	(665.2)%
Interest expense, net	(144,291)	(123,332)	(20,959)	17.0%
Loss before taxes	(266,955)	(161,775)	(105,180)	65.0%
Income tax benefit	(66,105)	(38,073)	(28,032)	73.6%
Net loss	$(200,850)	$(123,702)	(77,148)	62.4%
Less: net income / (loss) attributable to non controlling interest	400	(382)	782	(204.7)%
Net loss attributable to the Company	$(201,250)	$(123,320)	(77,930)	63.2%

Revenue

Revenue increased $59,148, or 5.6%, to $1,115,352 for the nine months ended September 30, 2021 from $1,056,204 for the nine months ended September 30, 2020. The movements were driven by $79,917, or 35.2%, increase in our eCash Solutions segment due to an increase in sporting events in 2021, higher volumes following the COVID-19 pandemic as a result of changes in customer behavior and higher maintenance fees, as well as $9,863, or 1.8%, increase in our Integrated Processing segment due to higher volumes as the US economy recovers. This is offset by the impact of the Pay Later disposal and $22,288, or 7.5%, decrease in our Digital Wallet segment mainly due to network restrictions, lower volumes and wallet to wallet revenues due to change in merchant mix and regulatory changes in Europe.  For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $60,682, or 15.5%, to $451,667 for the nine months ended September 30, 2021 from $390,985 for the nine months ended September 30, 2020.  The increase is largely attributable to an increase of $45,456, or 19.6%, in our Integrated Processing segment due to higher volume as noted above and changes in channel and merchant mix, which contributed to higher costs, such as an increase in fees paid to ISO partners, as well as an increase of $28,370, or 27.7%, in our eCash Solutions segment due to the increase in volume and revenue as noted above. This is offset by a decrease of $4,800, or 6.7%, in our Digital Wallet segment due to lower volume and revenue as noted above.

Selling, general and administrative

Selling, general and administrative expenses increased $83,282, or 24.9%, to $418,076 for the nine months ended September 30, 2021 from $334,794 for the nine months ended September 30, 2020. This movement is primarily driven by an increase in share-based compensation, related to the equity awards that vested upon completion of the Transaction, as well as restricted stock units issued in June 2021.

Depreciation and amortization

Depreciation and amortization decreased $5,724, or 2.8%, to $197,408 for the nine months ended September 30, 2021 from $203,132 for the nine months ended September 30, 2020. This decrease was primarily attributable to the impact of the impairment on intangible assets recognized during the year-ended December 31, 2020, partially offset by the impact of additions in intangible assets in the same period.

Impairment expense on intangible assets

Impairment expense on intangible assets increased by $200,341, or 161.8%, to $324,145 for the nine months ended September 30, 2021 from $123,804 for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, a majority of the impairment expense related to the Digital Wallet segment resulting from decreased revenue associated with certain legacy merchant relationships and also reduced future forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment.  For the nine months ended September 30, 2020, the Company recognized an impairment loss for certain customer relationships resulting from the deterioration in their forecasted cash flows as well as higher than anticipated merchant and consumer attrition rates due, in part, to the impact of COVID-19 in the Integrated Processing and Digital Wallet segments.

Restructuring and other costs

Restructuring and other costs increased $11,810, or 112.4%, to $22,321 for the nine months ended September 30, 2021 from $10,511 for the nine months ended September 30, 2020. The increase was attributable to significant acquisition costs and, to a lesser extent, restructuring initiatives, offset in part by strategic initiative spend incurred during the nine months ended September 30, 2020.

Other income / (expense), net

Other income / (expense), net increased $206,635, or 665.2%, to an income of $175,573 for the nine months ended September 30, 2021  from an expense of $31,062 for the nine months ended September 30, 2020. The increase in other income / (expense), net was primarily driven by a fair value gain on the Company’s warrant liabilities of $158,469, as well as an increase in fair value gain on derivative financial instruments from a loss of $22,966 to a gain of $8,648 and an increase in foreign exchange gain/(loss) from a loss of $8,693 to a gain of $8,755.

Interest expense, net

Interest expense, net increased by $20,959, or 17.0%, to $144,291 for the nine months ended September 30, 2021 from $123,332 for the nine months ended September 30, 2020. The increase in interest expense, net was due to the acceleration of the amortization of capitalized debt issuance costs, resulting from the partial repayment of the Company’s borrowings on March 31, 2021 and the release of capitalized debt fees on fully repaid loans in June 2021, as a result of debt refinancing.

Income tax benefit

The income tax benefit was $66,105 for the nine months ended September 30, 2021 compared to an income tax benefit of $38,073 for the nine months ended September 30, 2020. This resulted in an effective tax rate of 24.8% for the nine months ended September 30, 2021 and 23.5% for the nine months ended September 30, 2020. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2021 compared to 2020 primarily arises as a result of the of non-deductible share-based compensation issued in 2021, non-deductible transaction related costs incurred in 2021, discrete impact on deferred taxes as a result of the increase in the U.K. statutory rate, foreign income taxed at varying rates and other items identified as discrete during the period.

Net loss

Net loss increased by $77,148, or 62.4%, to $200,850 for the nine months ended September 30, 2021 from $123,702 for the nine months ended September 30, 2020. The increase in net loss was largely driven by the increase in impairment expense on Digital

Wallet intangible assets and the increase in selling, general and administrative expenses, partially offset by the increase in other income / (expense), net, as discussed above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $8,014, or 2.4%, to $338,439 for the nine months ended September 30, 2021 from $330,425 for the nine months ended September 30, 2020. This increase was driven primarily by the increase in revenue of $59,148 as noted above and a reduction of credit losses by $28,907, offset by the disposal of Paylater, increase in cost of services of $60,682 as noted above and $21,609 additional remuneration costs.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the nine months ended September 30, 2021 and 2020:

	For the nine months ended September 30,
(U.S. dollars in thousands)	2021	2020
Net loss	$(200,850)	$(123,702)
Income tax benefit	(66,105)	(38,073)
Interest expense, net	144,291	123,332
Depreciation and amortization	197,408	203,132
Share based compensation	92,830	—
Impairment expense on intangible assets	324,145	123,804
Restructuring and other costs (1)	22,321	10,511
(Gain) / loss on disposal of subsidiaries and other assets, net	(28)	359
Other (income) / expense, net (2)	(175,573)	31,062
Adjusted EBITDA	$338,439	$330,425

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions (2020 only) and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the nine months ended September 30, 2021, restructuring costs amounted to $7,444. Other costs of $14,877 primarily consisted of acquisition costs and public company readiness spend. For the nine months ended September 30, 2020, restructuring and strategic transformation costs amounted to $7,579. Other costs of $2,932 primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.

(2)

As noted above, other (income) / expense, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the nine months ended September 30, 2021, other (income) / expense, net includes gain on foreign exchange of $8,755, fair value gain on contingent consideration receivable of $11,115, fair value gain on derivative instruments of $8,648, fair value gain on warrant liabilities of $158,469, interest expense, net, on related party balances of $121, together with other losses of $11,293. For the nine months ended September 30, 2020, other (income) / expense, net includes loss on foreign exchange of $8,693, fair value gain on contingent consideration receivable of $10,468, fair value loss on derivative instruments of $22,966 and interest expense, net, on related party balances of $3,140, together with other losses of $6,731.

Analysis by Segment

We operate in three operating segments: Integrated Processing, Digital Wallet, and eCash Solutions. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the three segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three month ended September 30, 2021 compared to three months ended September 30, 2020

Our results by operating segment for the three months ended September 30, 2021 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	186,889	83,662	90,175	—	(7,141)	353,585
Cost of services (excluding depreciation and amortization)	94,215	20,013	37,765	—	(7,141)	144,852
Selling, general and administrative	49,942	26,870	16,839	17,390	—	111,041
Add back: Share based compensation	1,700	3,152	775	3,086	—	8,713
Adjusted EBITDA(1)	44,432	39,931	36,346	(14,304)	—	106,405

Our results by operating segment for the three months ended September 30, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	180,557	98,543	81,983	—	(5,578)	355,505
Cost of services (excluding depreciation and amortization)	80,381	23,808	36,741	—	(5,578)	135,352
Selling, general and administrative	51,502	26,599	14,410	20,362	—	112,873
Add back: Share based compensation	—	—	—	—	—	—
Adjusted EBITDA(1)	48,674	48,136	30,832	(20,362)	—	107,280

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	6,332	(14,881)	8,192	—	(1,563)	(1,920)
Cost of services (excluding depreciation and amortization)	13,834	(3,795)	1,024	—	(1,563)	9,500
Selling, general and administrative	(1,560)	271	2,429	(2,972)	—	(1,832)
Add back: Share based compensation	1,700	3,152	775	3,086	—	8,713
Adjusted EBITDA(1)	(4,242)	(8,205)	5,514	6,058	—	(875)

(1)For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.

(2)Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $6,332, or 3.5%, to $186,889 for the three months ended September 30, 2021 from $180,557 for the three months ended September 30, 2020. This increase was due to higher volumes as the US economy recovers and Covid-19 restrictions are eased, offset partly by reductions in direct marketing volumes, as well as the disposal of Pay Later.

Cost of services (excluding depreciation and amortization) increased $13,834, or 17.2%, to $94,215 for the three months ended September 30, 2021 from $80,381 for the three months ended September 30, 2020. This is largely due to higher volumes and changes in channel and merchant mix, which contributed to higher costs such as increases in fees paid to ISO partners.

Selling, general and administrative decreased by $1,560 or 3.0%, to $49,942 for the three months ended September 30, 2021 from $51,502 for the three months ended September 30, 2020. This decrease was primarily due to a reduction in credit losses due to the US economic recovery with fewer merchant failures coupled with improved risk monitoring and collection efforts in place in 2021. This was offset partly by an increase in share-based compensation mainly due to restricted stock units granted in June 2021.

Adjusted EBITDA decreased by $4,242, or 8.7%, to $44,432 for the three months ended September 30, 2021 from $48,674 for the three months ended September 30, 2020. This decrease in adjusted EBITDA was largely due to the factors as noted above.

Digital Wallet

Revenue decreased by $14,881, or 15.1%, to $83,662 for the three months ended September 30, 2021 from $98,543 for the three months ended September 30, 2020. This decrease was primarily due to network restrictions, lower volumes and wallet to wallet revenues and the continued impact of regulatory changes in Europe.

Cost of services (excluding depreciation and amortization) decreased by $3,795, or 15.9%, to $20,013 for the three months ended September 30, 2021 from $23,808 for the three months ended September 30, 2020. This is due to the decrease in volume and revenue as noted above .

Selling, general and administrative increased $271, or 1.0%, to $26,870 for the three months ended September 30, 2021 from $26,599 for the three months ended September 30, 2020. The increase is driven by an increase in share-based compensation mainly due to restricted stock units granted in June 2021. This is partly offset by lower irrecoverable value added tax costs and lower legal and professional fees.

Adjusted EBITDA decreased by $8,205, or 17.0%, to $39,931 for the three months ended September 30, 2021 from $48,136 for the three months ended September 30, 2020. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $8,192, or 10.0%, to $90,175 for the three months ended September 30, 2021 from $81,983 for the three months ended September 30, 2020. This increase was driven primarily by an increase in transaction volumes, higher maintenance fees and the acquisition of PagoEfectivo during the quarter.

Cost of services (excluding depreciation and amortization) increased $1,024, or 2.8%, to $37,765 for the three months ended September 30, 2021 from $36,741 for the three months ended September 30, 2020. The increase was primarily driven by an increase in transaction volumes partially offset by a shift to higher margin verticals.

Selling, general and administrative increased $2,429, or 16.9%, to $16,839 for the three months ended September 30, 2021 from $14,410 for the three months ended September 30, 2020. The increase was primarily driven by an increase in personnel costs due to higher headcount.

Adjusted EBITDA increased $5,514 or 17.9%, to $36,346 for the three months ended September 30, 2021 from $30,832 for the three months ended September 30, 2020. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, increased $6,058, or 29.8% to a loss of $14,304 for the three months ended September 30, 2021 from a loss of $20,362 for the three months ended September 30, 2020. This increased Adjusted EBITDA was primarily driven by a significant bonus accrual adjustment in the third quarter of 2020 coupled with lower irrecoverable VAT. This was offset in part by D&O insurance costs subsequent to becoming a public company and higher legal and professional fees.

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

Our results by operating segment for the nine months ended September 30, 2021 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	555,034	275,856	306,967	—	(22,505)	1,115,352
Cost of services (excluding depreciation and amortization)	276,817	66,661	130,694	—	(22,505)	451,667
Selling, general and administrative	145,629	88,192	49,673	134,582	—	418,076
Add back: Share based compensation	2,535	3,628	850	85,817	—	92,830
Adjusted EBITDA(1)	135,123	124,631	127,450	(48,765)	—	338,439

Our results by operating segment for the nine months ended September 30, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	545,171	298,144	227,050	—	(14,161)	1,056,204
Cost of services (excluding depreciation and amortization)	231,361	71,461	102,324	—	(14,161)	390,985
Selling, general and administrative	157,872	84,548	43,730	48,644	—	334,794
Add back: Share based compensation	—	—	—	—	—	—
Adjusted EBITDA(1)	155,938	142,135	80,996	(48,644)	—	330,425

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate (2)	Intersegment Elimination	Total
Revenue	9,863	(22,288)	79,917	—	(8,344)	59,148
Cost of services (excluding depreciation and amortization)	45,456	(4,800)	28,370	—	(8,344)	60,682
Selling, general and administrative	(12,243)	3,644	5,943	85,938	—	83,282
Add back: Share based compensation	2,535	3,628	850	85,817	—	92,830
Adjusted EBITDA(1)	(20,815)	(17,504)	46,454	(121)	—	8,014

(1)For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.

(2)Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $9,863, or 1.8%, to $555,034 for the nine months ended September 30, 2021 from $545,171 for the nine months ended September 30, 2020. This increase was due to higher volumes as the US economy recovers and Covid-19 restrictions are eased, offset partly by a reduction in direct marketing volumes and the Pay Later disposal.

Cost of services (excluding depreciation and amortization) increased $45,456, or 19.6%, to $276,817 for the nine months ended September 30, 2021 from $231,361 for the nine months ended September 30, 2020. This is largely due to higher volumes and changes in channel and merchant mix noted above, which contributed to higher costs such as increases in fees paid to ISO partners.

Selling, general and administrative decreased $12,243 or 7.8%, to $145,629 for the nine months ended September 30, 2021 from $157,872 for the nine months ended September 30, 2020. This decrease was primarily driven by a reduction in credit losses which was due to the disposal of Pay Later, the US economic recovery resulting in fewer merchant failures and improved risk monitoring as well as collection efforts in place in 2021. This was offset partly by an increase in legal and professional fees, higher personnel costs and an increase in share-based compensation due to restricted stock units granted in June 2021.

Adjusted EBITDA decreased by $20,815, or 13.3%, to $135,123 for the nine months ended September 30, 2021 from $155,938 for the nine months ended September 30, 2020. This decrease in adjusted EBITDA was largely due to the factors as noted above.

Digital Wallet

Revenue decreased by $22,288, or 7.5%, to $275,856 for the nine months ended September 30, 2021 from $298,144 for the nine months ended September 30, 2020. This decrease was mainly due to certain restrictions, lower volumes and wallet to wallet revenues and regulatory changes in Europe, offset partly by favorable foreign exchange movements.

Cost of services (excluding depreciation and amortization) decreased by $4,800, or 6.7%, to $66,661 for the nine months ended September 30, 2021 from $71,461 for the nine months ended September 30, 2020. The decrease was primarily driven by the decrease in volume and revenue as noted above.

Selling, general and administrative increased $3,644, or 4.3%, to $88,192 for the nine months ended September 30, 2021 from $84,548 for the nine months ended September 30, 2020. The increase was primarily driven by an increase in personnel costs and an increase in share-based compensation due to restricted stock units granted in June 2021. This was partly offset by lower legal and professional fees and lower irrecoverable value added tax costs.

Adjusted EBITDA decreased by $17,504, or 12.3%, to $124,631 for the nine months ended September 30, 2021 from $142,135 for the nine months ended September 30, 2020. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $79,917, or 35.2%, to $306,967 for the nine months ended September 30, 2021 from $227,050 for the nine months ended September 30, 2020. This increase was driven primarily by higher volumes following the COVID-19 pandemic due to changes in customer behaviors, an increase in sporting events in 2021, higher maintenance fees and favorable foreign exchange movements.

Cost of services (excluding depreciation and amortization) increased $28,370, or 27.7%, to $130,694 for the nine months ended September 30, 2021 from $102,324 for the nine months ended September 30, 2020. The increase was primarily driven by higher transaction volumes as noted above, partially offset by a revenue mix shift to higher margin verticals and maintenance fees.

Selling, general and administrative increased $5,943, or 13.6% to $49,673 for the nine months ended September 30, 2021 from $43,730 for the nine months ended September 30, 2020. The increase was primarily driven by an increase in personnel costs, partly due to a higher headcount.

Adjusted EBITDA increased by $46,454 or 57.4%, to $127,450 for the nine months ended September 30, 2021 from $80,996 for the nine months ended September 30, 2020. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $121, or 0.2% to a loss of $48,765 for the nine months ended September 30, 2021 from a loss of $48,644 for the nine months ended September 30, 2020. This decreased Adjusted EBITDA was primarily driven by increased personnel costs and directors and officers insurance post listing, offset by lower irrecoverable value added tax and travel and entertainment savings.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing and eCash Solutions businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash business experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps and caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of September 30, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $11.3 million unfavorable impact on net loss and a decrease of 100 basis points would result in a $11.3 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2020, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $32.8 million unfavorable impact on net loss and a decrease of 100 basis points would result in a $32.8 million favorable impact on net earnings related to the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreement of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations.  Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2021, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $4.1 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

As of December 31, 2020, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $12.5 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee (“STC”).

Settlement receivables primarily relate to receivables from third party payment institutions arising in our Digital Wallet and certain Integrated Processing businesses, as well as receivables from distribution partners arising in our eCash Solutions business. These receivables are closely monitored on an ongoing basis.  The eCash Solutions business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due.  We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows.  Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the new revolving credit facility as of September 30, 2021 was $135,000. As of December 31, 2020 we had no draw downs on our former credit facility.

As of September 30, 2021, and December 31, 2020, the total principal amount of our external borrowings was $2,218,956 and $3,331,909. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes.  All interest and mandatory debt repayments were satisfied during December 31, 2020 and for the nine months ended September 30, 2021.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of September 30, 2021, and December 31, 2020, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of September 30, 2021 and December 31, 2020, we had $262,267 and $387,616 in cash and cash equivalents. Furthermore, we had $170,000 available under our New Revolving Credit Facility as of September 30, 2021. We had $225,000 available under our former Revolving Credit Facility as of December 31, 2020, respectively.

In connection with the Transaction, we underwent a series of transactions that impacted our financial position and overall liquidity profile. This included the cash consideration for the Pi Jersey acquisition of $2,448,799, debt repayment of $1,155,743 in connection with the Transaction and payment of transaction costs of $151,722. These transactions were offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from private placement (“PIPE Investment”).

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

As of December 31, 2020, the Company's debt facilities consisted of a first lien term loan, a second lien term loan and a first lien revolving credit facility ("First Lien Revolving Credit Facility"). The first lien term loan consisted of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”).   The second lien term loan consisted of $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). The First Lien Revolving Credit Facility had an available balance of $225,000 in multiple currencies.

In connection with the Transaction, on March 31, 2021, the Company repaid $416,700, including quarterly principal payments, and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction.

On June 28, 2021, the Company fully repaid the outstanding balances under the USD First Lien Term Loan, the EUR First Lien Term Loan and the First Lien Revolving Credit Facility, which was accounted for as a debt extinguishment. Contemporaneously, the Company completed the following debt transactions (the “Refinancing”): (i) entered into a new $305,000 senior secured revolving credit facility (the “New Revolving Credit Facility”); (ii) borrowed $628,000 aggregate principal amount under a new senior secured USD first lien term loan facility (the “New Term Loan Facility (USD)”) and €435,000 aggregate principal amount under a new senior secured EUR first lien term loan facility (the “New Term Loan Facility (EUR)”, and together with the New Term Loan Facility (USD) the “New Term Loan Facility”); and (iii) issued $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”). As of September 30, 2021, $135,000 was drawn down on the New Revolving Credit Facility .

On September 28, 2021, the Company entered into a $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and a €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) to be drawn down upon completion of acquisitions.  As of September 30, 2021, nothing was drawn under the two facilities. Subsequently, upon completion of the viaFintech acquisition in November 2021, the EUR Incremental Term Loan was fully drawn. Debt issuance costs of $1,219 were recorded in connection with the transaction which is reported as a deduction from the debt, presented under “Non-current debt” in the consolidated statements of financial position, and amortized using the interest method.

The Company also has available a $50,000 Line of Credit. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made drawdowns and repayments throughout the three months ended September 30, 2021. As of both September 30, 2021 and December 31, 2020 the Company had an outstanding balance of $50,000.

The key terms of the facilities and the principal outstanding as of September 30, 2021 and December 31, 2020 are shown below (U.S. dollars in thousands):

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at September 30, 2021 (USD)	Principal Outstanding at December 31, 2020 (USD)
New Term Loan Facility (USD)	USD	USD LIBOR + 2.75%	Jun-28	$626,430	$—
New Term Loan Facility (EUR)	EUR	EURIBOR + 3%	Jun-28	503,763	—
Secured Loan Notes (EUR)	EUR	3%	Jun-29	503,763	—
Secured Loan Notes (USD)	USD	4%	Jun-29	400,000	—
New Revolving Credit Facility (USD)	EUR/USD	BASE + 2.25%	Dec-27	135,000	—
USD Incremental Term Loan	USD	USD LIBOR + 2.75%	Jun-28	—	—
EUR Incremental Term Loan	EUR	EURIBOR + 3%	Jun-28	—	—
USD First Lien Term Loan	USD	USD LIBOR + 3.5%	Jan-25	—	1,497,650
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	Jan-26	—	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25%	Jan-25	—	1,274,768
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	Jan-26	—	259,491
Line of Credit	USD	Prime (2) – 0.25%	May-23	50,000	50,000

(1)	For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

Compliance with Covenants

The Company’s new facilities contains affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at September 30, 2021.

The financial covenants under the former Credit Facility required the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeded 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization was greater than 40% at the reporting date, there was an additional requirement that the First Lien Net Leverage Ratio was not permitted to exceed 9.0 to 1.0. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at December 31, 2020.

As of September 30, 2021 and December 31, 2020, we were in compliance with our financial covenants. Our first lien debt ratio under the new Senior Facilities was 5.92 to 1.00 as of September 30, 2021. Our first Lien Net Leverage Ratio related to our former Senior Facilities was 5.74 to 1.00 as December 31, 2020.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2021	2020
Net cash flows provided by operating activities	$92,600	$172,806
Net cash flows used in investing activities	(229,245)	(58,037)
Net cash flows used in financing activities	(95,604)	(42,195)
Effect of foreign exchange rate changes	(67,535)	45,485
Less: net decrease in cash and cash equivalents classified within current assets held for sale	—	(2,250)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash	$(299,784)	$115,809

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our Consolidated Statements of Financial Position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the Consolidated Statements of Cash Flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share based compensation expense; other (expense)/income, net; impairment expense on intangible assets; provision for doubtful accounts and other; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Cash Flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our Consolidated Statements of Financial Position as of September 30, 2021, and 2020 are summarized in the table below.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2021	2020
Customer accounts and other restricted cash	1,201,801	1,199,370
Settlement receivables, net of allowances for doubtful accounts	152,364	249,624
Funds payable and amounts due to customers	1,335,568	1,375,811

Net cash flows provided by operating activities decreased by $80,206 to an inflow of $92,600 for the nine months ended September 30, 2021 from an inflow of $172,806 for the nine months ended September 30, 2020. The key reason for the decrease is due to the cash outflow from the movement in funds payable and amounts due to customers, offset by a cash inflow from the movement in settlement receivables, net. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the nine months ended September 30, 2021 net cash flows provided by operating activities of $92,600 primarily consists of a net loss of $200,850, adjusted for non-cash items of $452,412, largely driven by impairment expense on intangible assets of $324,145, depreciation and amortization of $197,408, share based compensation of $92,830 and interest expense, net of $81,494, offset by other income, net of $166,818 and deferred tax benefit of $94,255. Net loss adjusted for non-cash items of $251,562 is offset by cash outflows of $158,962 used in movements in working capital, including a decrease in funds payable and amounts due to customers of $176,091 and an increase in accounts receivable, net of $26,862. These working capital movements were partly offset by a decrease in settlement receivables, net of $60,542.

For the nine months ended September 30, 2020 net cash flows provided by operating activities of $172,806 primarily consists of a net loss of $123,702, adjusted for cash inflows from non-cash items of $349,658, largely driven by depreciation and amortization of $203,132 and impairment expense on intangible assets of $123,804, and cash outflows of $53,150 used in movements in working capital, including an increase in accounts receivable, net of $47,165, and a decrease in accounts payable, other liabilities, and related party payables of $18,866.

Investing Activities

Net cash used in investing activities increased $171,208 to $229,245 for the nine months ended September 30, 2021 from $58,037 for the nine months ended September 30, 2020. This increase is primarily attributed to an increase in net cash outflow on acquisition of businesses of $110,040 relating to the acquisition of ICS and PagoEfectivo, and an increase of $45,292 to $48,533 for the nine months ended September 30, 2021 from $3,241 for the nine months ended September 30, 2020 relating to the purchase of merchant portfolios.

Financing Activities

Net cash used in financing activities increased $53,409 to $95,604 for the nine months ended September 30, 2021 from an inflow of $42,195 for the nine months ended September 30, 2020. This increase primarily resulted from the net impact of repayments of the Company’s borrowing facilities, including its revolving credit facility. Borrowings and repayments on all facilities were $2,691,081 and ($3,745,658), respectively, for the nine months ended September 30, 2021 and $616,917 and ($651,494), respectively for the nine months ended September 30, 2020. This increase was offset by the net cash inflow from the reorganization and recapitalization of $1,167,874 during the current period.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Contractual Obligations

There have been no material changes in our contractual obligations during the nine months ended September 30, 2021, except as it relates to the debt repayment and Refinancing which is described in further detail in Note 7, Debt, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.

Off-Balance Sheet Arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered in to in the ordinary course of business.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no material changes in our critical accounting policies and procedures during the nine months ended September 30, 2021, except as it relates to the significant accounting policy related to Warrants as described in Note 2, Transactions, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.  For a detailed discussion of our critical accounting policies and estimates, refer to our 2020 Annual Report.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the Paysafe unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K.